UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005 (report no. 2)

Commission File Number: 0-29742

Retalix Ltd.

(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant’s Registration Statement on Form F-3, Registration No. 333-125439; (iii) the Registrant’s Registration Statement on Form F-3, Registration No. 333-125440; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-09840; (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-12146; (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-14238; (vii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-109874; and (viii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-118930

CONTENTS

The following documents, which are attached hereto, relating to the Registrant and to the acquisitions by subsidiaries of the Registrant of TCI Solutions, Inc. and substantially all of the assets of Integrated Distribution Solutions, LLC are incorporated by reference herein:

99.1

Financial statements of TCI Solutions, Inc. for the fiscal quarter ended March 31, 2005 (previously reported in Part I, Item 1 of the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, File No. 0-49783, filed with the SEC on May 16, 2005, and incorporated herein by reference).

99.2	Financial statements of Integrated Distribution Solutions, LLC for the three months ended March 31, 2005.

99.3	Financial statements of Retalix Ltd. For the six and three months ended June 30, 2005.

99.4	Unaudited pro forma combined condensed financial statements of Retalix Ltd. for the six months ended June 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2005	RETALIX LTD. BY: /s/ Guy Geri —————————————— Guy Geri Controller

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.2	Financial statements of Integrated Distribution Solutions, LLC for the three months ended March 31, 2005.

99.3	Financial statements of Retalix Ltd. For the six and three months ended June 30, 2005.

99.4	Unaudited pro forma combined condensed financial statements of Retalix Ltd. for the six months ended June 30, 2005.